FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

ENERSIS AND ENDESA OBTAINED VERY COMPETITIVE REFINANCING

  Enersis obtained a new bank debt refinancing for US$ 350 million through a revolving facility. This refinancing lowers the average cost of Enersis’ debt, considering that it has a low cost of LIBOR plus 37.5 bp. The new facility matures in 2008.

  Concurrently, Endesa-Chile obtained US$ 250 million in a new revolving facility that matures in 2010, with the same spread of 37.5 bp over LIBOR.

  This transaction will represent annual savings of approximately US$ 4 million, on a consolidated basis.

  The use of funds, in both cases, is to prepay existing indebtedness for the same amounts, but with earlier maturities and higher associated interest expense.

SANTIAGO, CHILE, November 8, 2004 – ENERSIS S.A. (NYSE: ENI) obtained a new refinancing for US$ 350,000,000 through a revolving facility, at a very convenient spread of 37.5 bp over LIBOR, which compares very favorably to the 115 bp over LIBOR for the prior facility. The new facility matures in 2008, compared to 2006 for the facility being refinanced. This new facility will contribute to make the debt maturity schedule for the Group even flatter, and more flexible.

The facility was led by BBVA Securities, Inc., Caja Madrid (Miami Agency), Citigroup Global Markets Inc. and Santander Investment Securities Inc., and reflects the deep access of Enersis to the debt capital markets as a consequence of the solid financial health and positive perspectives for the Group.

Additionally, our subsidiary Endesa-Chile (NYSE: EOC), also obtained a revolving facility for US$ 250,000,000, at the same spread of 37.5 basis points over LIBOR (compared to 115 bp over LIBOR for the prior facility), which will expire in 2010 (instead of 2007 for the facility being refinanced). This will also give Endesa Chile a more comfortable and flexible debt maturity profile. The Lead Arrangers were the same as those for Enersis.

These two low-cost facilities have been obtained thanks to the much better market risk perception that Enersis and Endesa-Chile now have, based upon the positive trends shown in their respective core businesses.

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt	Francisco Luco	Cristián Palacios	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Engineer	Engineer	Engineer	Engineer
pll@e.enersis.cl	fjlv@e.enersis.cl	cpg1@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4555	56 (2) 353 4492	56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
 mlmr@e.enersis.cl
 56(2) 353 4682

www.enersis.cl
Santa Rosa 76, Santiago, CHILE
Phone: 56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: November 22, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer